

MAIL STOP 4631

June 14, 2010

Jeremiah J. Silkowski
President and Chief Executive Officer
SQN Capital Management, LLC
48 Wall Street
24th Floor
New York, New York 10005

RE: SQN Alternative Investment Fund III, L.P.
       Registration Statement on Form S-1
       Amended May 28, 2010
       File Number 333-166195
       Draft Supplemental Sales Material received May 28, 2010

Dear: Mr. Silkowski:

We have reviewed your amended filing and supplemental sales literature and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Draft Supplemental Sales Material

1. Item 19 of Industry Guide 5 states that the sales material should present a balanced discussion of both the risk and reward. The sales material should be balanced so that whenever a benefit is claimed, the corresponding detriment is described as well, including some of the most prominent risks as highlighted on the prospectus cover page. We note in particular, the reference on the first page of the SQN investment highlights to percentage of income without mentioning that such returns are not guaranteed or reflective of prior history. We also note the reference to leverage throughout the slide presentation, which appears inconsistent with the prospectus and your response to prior comment 5. Refer also to the use of 30% rates of return on slide 3, the reference to only the maximum offering amount on slide 4, and "absolute returns" on slide 5. Please revise all of the sales material (and

prospectus as applicable) in accordance with this principle and all of Item 19 of Industry Guide 5.

Closing Comments

You may contact Tricia Armelin at (202) 551-3747 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Brinkley Dickerson, Esq.
       Troutman Sanders LLP
       Fax (404) 885-3829